Mail Stop 3561

December 30, 2008

Andrew M. Wright
Vice President and Associate General Counsel
Energy Future Holdings Corp.
1601 Bryan Street
Dallas, Texas 75201-3411

> **Re: Energy Future Holdings Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-12833**

Dear Mr. Wright:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2007 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director